U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO.   )


                                   E.T. CORPORATION
                                   (Name of Issuer)

                                     COMMON STOCK
                          (Title of Class of Securities)

                                     26922Q-20-1
                                    (CUSIP Number)

                                Brian F. Faulkner, Esq.
                           31877 Del Obispo Street, Suite 205
                          San Juan Capistrano, California 92675
     (Name, Address and Telephone Number of Person Authorized to Receive
                               Notices and Communications)

                                     August 9, 2001
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  Sidney B. Fowlds

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):
     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 7,675,423

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  7,675,423

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting
    Persons (combined): 7,675,423

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 24.32% (as of August 9, 2001); less than 5% after April 25, 2002.

14.  Type of Reporting Person:  IN

ITEM 1.   SECURITY AND ISSUER.

E.T. Corporation
Common Stock, $0.001 par value
31877 Del Obispo Street, Suite 205
San Juan Capistrano, California 92675

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Sidney B. Fowlds.

(b)  650 West Georgia Street, Suite 315
     Vancouver, British Columbia V6B 4N7 Canada.

(c) President of company that is involved with "not-for-profit" fund raising using "1-900" "pay-per-call" telephone numbers.

(d)  No.

(e)  No.

(f)  Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 1, 2001, the Issuer granted and issued options covering a total of 7,500,000 shares of common stock to Mr. Fowlds. These options were granted under the Issuer's Employee Stock Incentive Plan. Mr. Fowlds immediately thereafter exercised these options into shares of common stock of the Issuer and he received these shares on August 9, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Employee Stock Incentive Plan, dated June 1, 2000 (incorporated by reference to Exhibit 4.1 of the Form S-8 filed on June 2, 2000).



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                         Sidney B. Fowlds

Date: March 11, 2003                    /s/  Sidney B. Fowlds